Page 4 of


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _______________


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                           (Amendment No. __)


                               LINC CAPITAL, INC.
                       _______________________________

                               (Name of Issuer)


                   Common Stock, par value $.001 per share
                   _______________________________________

                         (Title of Class of Securities)


                                 501942 10 6
                                 ___________

                                (CUSIP Number)

                              December 31, 1999
                              _________________

                 (Date of Event Which Requires Filing of
                               this Statement)



     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

         [   ]  Rule 13d-1(b)
         [   ]  Rule 13d-1(c)
         [ X ]  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No. 501942 10 6          SCHEDULE 13G           Page 2 of 5 Pages

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1     NAME OF REPORTING PERSONS

      Allen P. Palles
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): [        ]
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
--------------------------------------------------------------------------------
             NUMBER OF             5      SOLE VOTING POWER
                                            31,732
              SHARES                      (See Item 4)
                                   ---------------------------------------------
           BENEFICIALLY            6      SHARED VOTING POWER

             OWNED BY                     None (See Item 4)
                                   ---------------------------------------------
               EACH                7      SOLE DISPOSITIVE POWER
                                            323,584
             REPORTING                    (See Item 4)
                                   ---------------------------------------------
              PERSON               8      SHARED DISPOSITIVE POWER

               WITH                       (See Item 4)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      (See Item 4)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.15%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS

ITEM 1(a)                  NAME OF ISSUER:

                           LINC Capital, Inc. (the "Company")

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          303 East Wacker Drive
          Suite 1000
          Chicago, Illinois  60601

ITEM 2(a)         NAMES OF PERSON FILING:

          This statement is filed by Allen P. Palles pursuant to Rule 13d-(1) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act (the "Act"). Mr. Palles is sometimes referred to herein as the "Reporting Person." Mr. Palles originally reported his ownership on a joint statement with Mr. Martin E. Zimmerman. Mr. Palles and Mr. Zimmerman have now determined to file separate statements and disclaim that they have agreed to act as a group for purposes of Section 13(d)(3) of the Act.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The principal business address of the Reporting Person is 303 East Wacker Drive, Suite 1000, Chicago, Illinois 60601.

ITEM 2(c)         CITIZENSHIP:

          The citizenship of the Reporting Person is Illinois.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.001 per share ("Common Stock").

ITEM 2(e)         CUSIP NUMBER:

          501942 10 6

ITEM 3    IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or
          (c) CHECK WHETHER THE PERSON FILING IS A:

          This statement is filed pursuant to Rule 13d-1(d). As such, the listed alternatives are not applicable.

ITEM 4            OWNERSHIP

          (a) AMOUNT BENEFICIALLY OWNED:


          As of December 31, 1999, Mr. Palles was the beneficial owner of 323,584 shares of Common Stock (or 6.15%, assuming 5,265,050 shares outstanding), 291,852 of which were subject to a proxy held by Mr. Zimmerman. Thus, Mr. Palles had the sole power to vote or direct the vote of 31,732 shares of Common Stock, the sole power to dispose or to direct the disposition of 323,584 shares of Common Stock, and the shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of no shares of Common Stock. On February 1, 2000, Mr. Palles acquired warrants to purchase an additional 11,600 shares of Common Stock in connection with his purchase of preferred stock in a private placement from the Company. Under the terms of the warrants, they become exercisable for additional shares at the end of each month from February through September 2000 at the rate of 2,900 per month if the Company has not been sold. The warrant shares are not included in the foregoing figures.

          (b) PERCENT OF CLASS:

                    (See Item 4(a))

          (c) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

               (i) Sole power to vote or to direct the vote:

                    (See Item 4(a))

               (ii) Shared power to vote or to direct the vote:

                    (See Item 4(a))

               (iii) Sole power to dispose or to direct the disposition of:

                    (See Item 4(a))

               (iv) Shared power to dispose or to direct the disposition of:

                    (See Item 4(a))

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    (See Item 2(a))

ITEM 9            NOTICE OF DISSOLUTION OF GROUP

          Not applicable

ITEM 10           CERTIFICATION

          Not applicable



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 29, 2000




                                       ---------------------------------------
                                       BY: /s/ Allen P. Palles